Filed by Ivanhoe Capital Acquisition Corp.

(Commission File No. 001-39845)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ivanhoe Capital Acquisition Corp.

Form S-4 File No. 333-258691

SES
Beyond Li-ion™

SES
Hybrid Li-Metal Batteries

INVESTOR PRESENTATION


S1912O1A032
SES-SH

NOVEMBER 2021

SES

DISCLAIMER

GENERAL

This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between SES Holdings Pte. Ltd. ("SES" or the "Company") and Ivanhoe Capital Acquisition Corp. ("Ivanhoe") and related transactions (the "Proposed Business Combination") and for no other purpose. To the fullest extent permitted by law, in no circumstances will Ivanhoe, SES or any of their respective subsidiaries, security holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of SES or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of SES and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

NO OFFER OR SOLICITATION

This Presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This Presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

INDUSTRY AND MARKET DATA

Although all information and opinions expressed in this Presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, SES and Ivanhoe have not independently verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of SES and Ivanhoe, which are derived from their respective reviews of internal sources as well as the independent sources described above.

TRADEMARKS AND TRADE NAMES

SES and Ivanhoe own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with SES or Ivanhoe, or an endorsement or sponsorship by or of SES or Ivanhoe. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that SES or Ivanhoe will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

ADDITIONAL INFORMATION

Ivanhoe has filed a Registration Statement on Form S-4 with the SEC, which includes a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Ivanhoe shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Ivanhoe will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IVANHOE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ivanhoe through the website maintained by the SEC at www.sec.gov. The documents filed by Ivanhoe with the SEC also may be obtained free of charge upon written request to Ivanhoe Capital Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

DISCLAIMER (CONTINUED)

PARTICIPANTS IN THE SOLICITATIONS

Ivanhoe, SES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ivanhoe's shareholders in connection with the proposed business combination. You can find information about Ivanhoe's directors and executive officers and their interest in Ivanhoe can be found in Ivanhoe's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021. A list of the names of the directors, executive officers, other members of management and employees of Ivanhoe and SES, as well as information regarding their interests in the business combination, is contained in the Registration Statement on Form S-4 filed with the SEC by Ivanhoe. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts contained in this Presentation are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "project," "forecast," "predict," "potential," "seem," "seek," "future," "outlook," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of SES's and Ivanhoe's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of SES and Ivanhoe. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the shareholders of SES or Ivanhoe is not obtained; the failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to SES; risks related to the development and commercialization of SES's battery technology and the timing and achievement of expected business milestones; the effects of competition on SES's business; the amount of redemption requests made by Ivanhoe's public shareholders; the ability of Ivanhoe or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future and those factors discussed in Ivanhoe's annual report on Form 10-K, filed with the SEC on March 31, 2021, under the heading "Risk Factors," the Registration Statement on Form S-4 filed by Ivanhoe with the SEC on August 10, 2021 (as may be amended), under the heading "Risk Factors", and other documents of Ivanhoe filed, or to be filed, with the SEC. If any of these risks materialize or Ivanhoe's or SES's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ivanhoe nor SES presently know or that Ivanhoe and SES currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ivanhoe's and SES's expectations, plans or forecasts of future events and views as of the date of this Presentation. Ivanhoe and SES anticipate that subsequent events and developments will cause Ivanhoe's and SES's assessments to change. However, while Ivanhoe and SES may elect to update these forward-looking statements at some point in the future, Ivanhoe and SES specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ivanhoe's and SES's assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

USE OF PROJECTIONS

This Presentation contains projected financial information with respect to SES. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant technical, business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See the "Forward-Looking Statements" paragraph above for a description of many of such risks and uncertainties. Actual result s may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Ivanhoe's nor SES's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation.

FINANCIAL INFORMATION; NON-GAAP FINANCIAL MEASURES

The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/prospectus or registration statement to be filed by Ivanhoe with the SEC. Some of the financial information and data contained in this Presentation, such as projections of Free Cash Flow and EBITDA, have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Ivanhoe and SES believe these non-GAAP measures of financial results provide useful information to management and investors relating to SES's potential future results of operations. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in SES's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. A reconciliation of non-GAAP financial measures in this Presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, SES is unable to predict with reasonable certainty the amount or timing of non-GAAP adjustments that are used to calculate these forward-looking non-GAAP financial measures. The non-GAAP financial measures included in this Presentation may not be comparable to similarly-titled measures presented by other companies.

TRANSACTION OVERVIEW

Empowering the Market Leader in Next-Generation Lithium Metal Batteries


S191201A032
SES-SH

Transaction Structure

- SES Holdings Pte Ltd. ("SES") to combine with a wholly-owned subsidiary of Ivanhoe Capital Acquisition Corp. ("Ivanhoe"), a publicly-listed Special Purpose Acquisition Corporation ("SPAC") with $276MM cash currently held in trust
- The transaction is expected to close in Q4 2021
- Post-closing, the SPAC will be renamed "SES AI Corporation" and continue to trade on the NYSE

Valuation

- Transaction implies a fully diluted pro forma enterprise value of ~$2.7Bn and pro forma equity value of ~$3.4Bn (1)
    - ~0.4x 2028E revenue of $7.0Bn

Capital Structure

- Transaction is expected to raise $489M of total net proceeds to fund growth (2)
- Existing SES shareholders to roll 100% of their equity and will own 83.1% of the pro forma company at closing (2)
- Qichao Hu, founder and CEO, holds 10x voting shares granting up to 57.5% voting power in the company (assuming no redemptions)
- Existing SES shareholders, option holders and restricted shareholders will be eligible to receive 30.0MM shares if the stock price equals or exceeds $18 per share, following the date that is 1 year after the closing of the transaction

Notes:
1. Implied enterprise value and equity value exclude SES earn-out of 30.0MM shares
2. Assumes no redemptions from public stockholders of Ivanhoe

SES Beyond Li-ion™

SES

BACKED BY EXPERIENCED INVESTORS & OPERATORS

IVANHOE CAPITAL ACQUISITION CORP.

- Brings strong relationships and significant credibility with key potential customers
- Offers deep experience and access relevant to sourcing critical raw materials
- Shareholder-aligned promote structure ensures Ivanhoe is positioned and incentivized to be a long-standing partner for SES
- Track record of value creation in both operating and investing across natural resources, energy & power and disruptive technologies



ROBERT FRIEDLAND

Founder, Chairman & CEO



ANDREW BOYD

CIO & Director

Select Investments

PARTNERS & INVESTORS [1]

Notes:
1. Includes existing investors and partners and PIPE offering participants (which include certain strategic investors)

INVESTMENT HIGHLIGHTS

DIFFERENTIATED BATTERY TECHNOLOGY
Leading Energy Density with Proven Safety Characteristics, Supported by a Strong IP Portfolio

DESIGNED FOR MANUFACTURING AT SCALE
Industry-Leading Manufacturing Maturity Among Li-Metal Cells Today

HIGH BARRIERS TO ENTRY
Nearly a Decade of R&D and Capital Investment with Vast Data & AI Algorithm Advantage

VALIDATED BY OEM PARTNERS
Close Partnerships with Leading Auto OEMs

LARGE AND FAST-GROWING TAM
$350Bn+ Passenger EV Battery TAM by 2040, Plus Upside With Ancillary Use Cases

WORLD-CLASS MANAGEMENT TEAM
SES Brings Thought Leadership and Battery Development Expertise; Ivanhoe Brings Global Network and Operating Acumen

IVANHOE HAS CONDUCTED EXTENSIVE TECHNICAL DUE DILIGENCE…

Diligence Effort Led by Ivanhoe's Leading Global Battery Advisory Board



MARK NEWMAN
Advisor to Ivanhoe [1]



BILLY WU
Advisor to Ivanhoe
Imperial College London

Ivanhoe Has Commissioned…

- ✓ Third-party testing of SES cells by independent laboratories — Exponent
- ✓ Independent assessments from leading Li-Metal battery experts — Professor Shirley Meng, UC San Diego
- ✓ Discussion with GM, a longstanding partner of SES — gm
- ✓ Review of tests performed by potential SES customers — *Three global organizations, including two auto OEMs*
- ✓ Review of SES internal test data

Comprehensive Assessments of…

- Energy Density
- Manufacturability
- Safety
- Cycle Life
- Fast Charging
- Temperature Performance
- Rate Performance

…OUR PROCESS CONCLUDED THAT SES'S APPROACH TO LITHIUM METAL BATTERIES IS THE MOST COMPETITIVE AMONGST ALTERNATIVES

Notes:
1. Mr. Newman has also been engaged by SES to perform public and investor relations services for SES on a going-forward basis

SES

LEADERSHIP TEAM



DR. QICHAO HU

Founder and CEO



ROHIT MAKHARIA

President and COO



JING NEALIS

CFO


SES
Beyond Li-ion™

We Create Hybrid Li-Metal Batteries That Offer:

- The **Leading Energy Density** of Next Gen Li-Metal
- The **Manufacturability** of Traditional Li-ion
- **Independently-Tested** Performance



WHY HYBRID LI-METAL?


Conventional Li-ion
All-Solid-State Li-Metal
SES Hybrid Li-Metal
Anode
Separator
Cathode
Solid-State Separator
Never Demonstrated at Scale
Solid-State Cathode
Never Demonstrated at Scale
✗ Energy Density
✓ Manufacturability
✓ Energy Density
✗ Manufacturability
✓ Energy Density
✓ Manufacturability



SES

OUR HYBRID LI-METAL BATTERIES

DENSER
Projected 400 Wh/kg and 1,000 Wh/L, leading to significantly longer driving range

CHEAPER
Designed to be manufacturable at scale using existing infrastructure and processes

LIGHTER
Ultra-thin Li-Metal anode reduces battery weight and production cost

SAFER
Proprietary electrolyte and AI algorithm greatly enhance safety

FASTER
Capable of 80% charge in less than 15 minutes [1]

SMARTER
AI-powered algorithm optimizes performance

Superior Technology, Safety and Manufacturability

Note:
1. Fast charge tests performed to date have been conducted with 10% frequency during regular cycling

OUR TEAM



DR. QICHAO HU
Founder
Chief Executive Officer

- Forbes 30 Under 30
- MIT Technology Review Innovators Under 35
- PhD in Applied Physics from Harvard and BS in Physics from MIT



ROHIT MAKHARIA
President
Chief Operating Officer

- 19 years with General Motors
- 12 years in fuel cell and battery EV. Led battery cell development for Chevy Bolt
- 7 years at GM Ventures. Previously, Board Director of SES



JING NEALIS
Chief Financial Officer

- 18 years of finance experience, including at public companies
- Previously worked at View, SunPower, Shunfeng, Suntech Power and Deloitte



JOANNE BAN
Chief Legal Officer
Chief Corporate Officer

- 17 years legal, corporate, management, M&A and capital markets experience
- Previously worked at Heptagon Micro-Optics and White & Case



YONGKYU SON
Chief Technology Officer

- 17 years of cell and process development experience
- Responsible for Apple's LV battery, SKI's PHEV 20Ah and SDI's first 18650 cell launch



DR. HONG GAN
Chief Science Officer

- 25 years of battery R&D experience
- Key contribution in silicon-based Li-ion and Li-S technologies
- PhD in Chemistry from Uni. of Chicago and PostDoc from Uni. of Rochester



HANS KIM
Head Of Korea

Advised:

- 30 years of experience in cross border corporate finance and capital markets in Seoul, Asia, US and UK
- Advised Korean blue-chip companies such as Samsung Electronics, LG, Hyundai, SK, Posco and Korean sovereign institutions



RICHARD CHANG
VP of Business Development

- Previously held senior sales positions at prominent battery technology companies
- At CATL, held account management responsibility for BMW and VW

OUR FOOTPRINT

Localized "Build Where We Sell" Strategy Positions SES to Realize Scale in Multiple High-Growth Markets

BOSTON
- Chemistry, materials, algorithm R&D
- Pilot plant
- Collaboration with GM

SHANGHAI
- Manufacturing process development
- Cell, module, BMS R&D
- Pilot plant
- OEM collaboration

SINGAPORE
- Legal
- Finance
- Holding HQ

SEOUL
- Supply chain
- Customer relations
- Collaboration with Hyundai


Boston
Seoul
Shanghai
Singapore



SES

SES SHANGHAI GIGA

Highlights

- Expected Completion: **2023**
- Size: **300,000 Square Feet**
- Capacity: **1Gwh**


SES

SES

OUR STORY


Coin Cell


300 mAh


3 Ah


6 Ah


9 Ah

Laboratory
Coin Cell

- **2012** — **Founded**
  Dr. Qichao Hu (Forbes 30 Under 30), Donald Sadoway (Time 100)

Research
3/4 Layer Cells

- **2013** — **Spun Out of MIT + Series A Funding**
  Collaborated with A123
- **2015** — **Series B Funding (New Investors: gm, Applied Materials)**

Development and Engineering
Multi-Layer, Multi-Ah Cells (30/31 Layers)

- **2016** — **Opened Boston Pilot Facility**
- **2017** — **Series C Funding (New Investor: TIANQI LITHIUM)**
- **2018** — **Series C+ Funding (New Investor: SK)**
- **2019** — **Opened Shanghai Pilot Facility**
- **2021** — **Joint Development Agreements + Series D and D+ Funding**
  gm, HYUNDAI

9
Years of Research and Development

2
Battery Prototyping Facilities in US and China

$270MM
Capital Raised to Date

SES


SES

100 Ah A-Sample

Pre-Production
20+ Layer Cells

2022 A Sample: Pre-Production OEM Development

Production
30+ Layer Cells

2023–2024 Production Begins At 1 GWh Pilot Facility

2025 Production Begins At 30 GWh Expansion Facility

2026 Onwards

GLOBAL LEADERSHIP IN HYBRID LI-METAL BATTERY PRODUCTION

Introducing


107 Ah
0.982 kg
417 Wh/kg
935 Wh/L
Voltage (V)
39
37
35
33
20
40
C/10 discharge

Apollo™, a 107 Ah Li-Metal battery that is the largest in the world and a breakthrough for the automotive industry

107 Ah	0.982 kg	417 Wh/kg	935 Wh/L

OUR PARTNERSHIP WITH GM

Strong History and Relationship with One of World's Most Forward Thinking EV OEMs

General Motors Is a Believer in an EV Future...

GM Sets Sights On Overtaking Tesla With $27 Billion Push For EV Market Dominance

Forbes

GM aims to make its electric vehicles go farther and cost less with new battery partnership

THE VERGE

gm + SES Beyond Li-ion™

...And a Close Partner of SES

2015 - 2019

$10MM equity investment from GM

Close technical and R&D collaboration

March 2021

$50MM+ joint development agreement (JDA)

April 2021

Additional $50MM equity investment

Going Forward

- ✓ JDA partnership establishes alignment of interest
- ✓ Collaborative design and development of technology and products
- ✓ Jointly establishing a pre-production facility

*"GM has been rapidly driving down battery cell costs and improving battery energy density, and our work with **SES technology has incredible potential to deliver an even better EV performance for customers who want more range at lower cost**"*

— Matt Tsien, GM EVP and CTO

OUR PARTNERSHIP WITH HYUNDAI

Partnership With a Well-Positioned Global Leader in the Future of EVs

Hyundai Is Committed to an Electric Future...

Hyundai Will Only Sell Electric Cars By 2040

Bloomberg

Hyundai boosts investment in next-gen vehicles by 40%

NIKKEI Asia

HYUNDAI MOTOR GROUP + SES Beyond Li-ion™

...And Are Believers in SES's Technology

December 2020
Pre-A JDA

May 2021
$50MM equity investment
Signed A-Sample JDA

June 2021
$50MM commitment to PIPE

Going Forward
- ✓ JDA partnership establishes alignment of interest
- ✓ Collaborative design and development of technology and products
- ✓ Jointly establishing a pre-production facility

"Hyundai has committed to offer the world's best EVs to our customers, and we believe SES Lithium Metal technology will enable us to provide the best EV experience and value to our customers"

— Tae Won Lim, Hyundai SVP

SES

THE OPPORTUNITY

SES

ENERGY TRANSITION IS NOW A CLEAR FOCUS…



"We need a strong, diversified and resilient US-based electric vehicle battery supply chain, so we can supply the growing global demand for these vehicles and components"

– Joe Biden (President of the United States) April 2021



"Climate action can be the foundation for a new era of innovative potential, job creation, and durable economic growth. With our commitment to carbon neutrality, we hope to be a ripple in the pond that creates a much larger change"

– Tim Cook (Apple CEO) July 2020



"Climate change has become a defining factor in companies' long-term prospects. Awareness is rapidly changing, and I believe that we are on the edge of a fundamental reshaping of finance"

– Larry Fink (BlackRock Chairman and CEO) January 2020





SES

...BATTERIES WILL BE A KEY ENABLER OF ELECTRIFICATION AT SCALE

February 16, 2021

"The Auto Industry Bets Its Future on Batteries"

FT FINANCIAL TIMES

January 22, 2021

"Promising innovations in battery technology have to be mass produced to change driving habits"

THE WALL STREET JOURNAL.

October 3, 2020

"auto executives worry there won't be enough factories building high-quality batteries."

GLOBAL ELECTRIFICATION COMMITMENTS ARE PRECIPITATING IMMINENT CHANGE

Canada
Target to sell 100% zero-emission vehicles by 2035

Iceland
Goal to reduce carbon emissions by 40% by 2030 and become carbon neutral by 2040

Ireland
Plan to ban sales of new petrol and diesel cars by 2030 and to become carbon neutral by 2050

United Kingdom
Proposed ban on selling new petrol and diesel cars by 2030

Netherlands
Plan to ban all new petrol and diesel cars by 2030

Denmark
Denmark calls for EU ban on sale of all diesel and petrol cars by 2040

Norway
EVs accounted for 58% of all car sales in March 2019 with regulations targeting 100% by 2025

USA
White House proposal to spend $174Bn to strengthen EV market and halve greenhouse gas emissions by 2030

GM
Will only sell zero-emission vehicles by 2035



Toyota
Targets 70% of vehicles sales to be from EVs in 2030. Will invest $13Bn in EV batteries by 2030

Finland
Targets 30% market share for EVs by 2030, including personal vehicles, trucks, and buses

Israel
Plan to eliminate imports of gas and diesel vehicles and coal-fired electricity generation by 2030

Ford
Will invest $29Bn in EVs and AVs by 2025 and goal to become carbon neutral by 2050

Hyundai
Plans to fully electrify its lineup in major global markets by 2040

China
Aims for about 25% of new cars sold by 2025 to be electrified

France
Gasoline and diesel vehicle sales currently banned by 2040

Germany
Aims to have 10 million EVs and 1 million electric car charge points by 2030

India
Various incentive and regulatory programs aim to increase EV sales to 30% of total new cars by 2030

Australia
Announced a A$1.9Bn investment package, including A$1.6Bn for renewable energy

Singapore
Aims to phase out petrol and diesel vehicles by 2040

South Korea
Goal of 33% of new vehicles to be electric by 2030

Japan
Aims for all new passenger cars sold to be electric or hybrid by the mid-2030s

SES Beyond Li-Ion™

THE PASSENGER EV BATTERY TAM IS MASSIVE

Commercial EVs, Drones and Other Applications Further Expand the Opportunity

	2020	2030	2040
TAM	$19Bn	$165Bn	$350Bn
Battery Size:	45 kWh / EV	51 kWh / EV	56 kWh / EV
Passenger EVs:	2.7M EVs	38MM EVs	90MM EVs
Battery Pack Cost:	$150 / kWh	$85 / kWh	$70 / kWh

Source: Based on Equity Research

THE FIRST STEP-FUNCTION INCREASE IN BATTERY ENERGY DENSITY SINCE 1990S


500
450
400
350
300
250
200
150
100
50
0
Lighter
Wh/kg
Li-Metal
Li-Ion (Si-C)
Li-Ion (C)
1990s
NiMh
1980s
NiCd
1890s
Lead Acid
1850s
0
200
400
600
800
1,000
1,200
Wh/L
Smaller

Winning Technologies Are Significantly Smaller and Lighter Than Their Precedents

WHAT DOES THE MARKET NEED IN A BATTERY?

Energy Density
Cost
Lifetime
Fast Charging
Safety

LI-METAL IS THE BATTERY OF THE FUTURE

	Li-ion	Li-Metal
▶ Energy Density	260 Wh/kg, 730 Wh/L Illustrative BEV range: ~350 miles	Projected 400 Wh/kg, 1,000 Wh/L, Illustrative BEV range: ~540 miles
▶ Cost	Most widely manufactured battery technology today	Significantly cheaper long-term
Lifetime	~1,000 cycles Implied lifetime miles: >300,000	Projected up to 800 cycles Implied lifetime miles: >300,000
Fast Charging	15 minutes typical fast charge time	15 minutes typical fast charge time
Safety	Widely used in various applications today	Innovative approaches needed to address safety concerns

SES

HOW DO WE GET THERE?

1. Technology

2. Manufacturability



1.

TECHNOLOGY

DEVELOPMENT OF AN OEM-READY BATTERY


Today

Power:	300 mAh	3 Ah	6 Ah	9 Ah	50 Ah	100 Ah
Layers:	3/4 layers	30/31 layers	30/31 layers	30/31 layers	20+ layers	30+ layers
	Research 2013 – 2016	Development & Engineering 2016 – Present			Pre-Production 2022	Production 2023+

SES

OUR DEMONSTRATED PERFORMANCE

		SES Beyond Li-ion™	3RD PARTY VALIDATED?
Energy Density	Measured	(4 Ah): 370 Wh/kg, 700 Wh/L	✓
	Projected	(100 Ah A-sample): >400 Wh/kg, >1,000 Wh/L	---
Cost	Manufactur-ability	Demonstrated multi-layer cells can be built using Li-ion-like assembly process	✓
Lifetime	3/4 Layer	Up to approximately **800 cycles (80% capacity retention)** [(1)]	In Progress
	Multi-Layer (25+)	Up to 550 cycles (90% capacity retention)	In Progress
Fast Charging	Multi-Layer (25+)	Up to 80% charge in less than 15 minutes	✓
Safety	Thermal	Electrolyte is stable with Li above Li melting point (ARC cell)	✓
	Nail	PASS TEST	✓
	Overcharge	PASS TEST	✓
	External Short Circuit	PASS TEST	✓

Notes:
1. Based on recently updated data



SOLVING THE DENDRITE CHALLENGE

Dendrite Formation Is a Key Cause of Cycle Life Decay and Safety Risks

SES Hybrid Li-Metal Battery Design and Software Helps to:

- ✓ Slow Down Dendrite Growth
- ✓ Detect Safety Issues Early


Anode
Separator
Cathode
98µm
Top View
Cross-Section
58µm
Top View
Cross-Section

SES HYBRID LI-METAL BATTERY TECHNOLOGY





Wide Format Li-Metal Anode
- Ultra-thin Li-Metal anode manufactured through a proprietary process

Composite Anode Coating
- Mechanical barrier to enhance safety

Polymer-Based Separator
- Highly manufacturable state-of-the-art separator

Solvent-in-Salt Liquid Electrolyte Formula
- Low-volatility and self-extinguishing

High-Capacity Cathode
- Highly manufacturable state-of-the-art cathode technology

Combined in a Proprietary Cell Design for Optimized Performance and Safety

INNOVATIVE AND PROPRIETARY ELECTROLYTE COMPOSITION

SES electrolyte uses a high concentration solvent-in-salt approach. A conventional liquid electrolyte is low concentration, where the salt is coordinated by solvent and there are free solvent molecules that are volatile and flammable. In SES's high concentration electrolyte, the solvent is coordinated by the salt and there are no free solvent molecules, and the solvent molecules are non-volatile and non-flammable.

Electrolyte Composition:

Salt: The main salt is LiFSI, with a proprietary purity profile and trade secret purification process

Solvent: Proprietary and patented solvent that SES designed and synthesized, not commercially available, and non-volatile and non-flammable

Additives: Proprietary/trade secret

Low Concentration
Most solvent molecules are uncoordinated



High Concentration
Solvent almost fully coordinated
No free solvent



SES

SES PROPRIETARY ELECTROLYTES ARE SELF EXTINGUISHING

Conventional Lithium-ion Electrolyte:

Flammable



SES Proprietary High Concentration Solvent-in-Salt Electrolyte:

✓ **Self Extinguishing**



SES



Our Proprietary Safety Algorithm can Detect Early Formation of Dendrites by Monitoring Certain Proprietary Key Parameters

Illustrative Dendrite Monitoring Over Cycle Life


Anomalous Cycle
Proprietary Parameter
Normal Cycle
Cycle Life

SAFETY FURTHER ENHANCED USING OUR MACHINE LEARNING ALGORITHM

OUR INTELLECTUAL PROPERTY

Holistic IP Portfolio With Robust IP Capture Program

Materials
- Electrolyte
- Salt
- Anode
- Separator


111 patents [1]
25 trade secrets, know-how in each of the core areas of the ecosystem

Cells/Packs/Modules
- Anode-Free
- Anode-Light
- High Energy Density
- Packs / Modules (Expandable & Constrained)

AI Powered BMS
- Safety Algorithm
- Monitoring & Diagnostics

Recycling
- Mossy Lithium Recovery
- Lithium Metal Extraction



Note:
1. 48 granted and 63 pending patents



2.

MANUFACTURABILITY

As of March 2021, SES has produced over fifteen thousand multi-layer Hybrid Li-Metal cells using our Li-ion-like production line

SES HYBRID LI-METAL IS THE MOST PRACTICAL APPROACH TO LI-METAL

All-Solid-State Li-Metal

Anode

Separator: Solid-State Separator Never Demonstrated at Scale

Cathode: Solid-State Cathode Never Demonstrated at Scale

Lithium Metal Anode Enables Step-Function Increase in Energy Density

SES Proprietary Liquid Electrolyte and Anode Coating Increase Safety and Cycle Life

SES Hybrid Li-Metal Design Allows for a Practical Approach to Separator and Cathode Production Using Commercially Validated Technology

SES Hybrid Li-Metal


Anode
Coating
Separator
Electrolyte
Cathode

SES Beyond Li-ion™

OUR VIEW OF THE MARKET


Manufacturability
LG Chem
CATL
Graphite With Silicon Li-Ion
BATTERY 500 CONSORTIUM
Liquid Li-Metal
SES
Beyond Li-ion™
Hybrid Li-Metal
CUBERG
Liquid Li-Metal
Solid Power
All Solid State Li-Metal
QuantumScape
Solid State Li-Metal
250
300
350
400
Energy Density (Wh/kg)

Note: Third-party energy density information is as of the most recently available public information for each third party. Manufacturability reflects SES management's estimates of each third party's current manufacturing capability and ability to quickly manufacture at scale

A COST-EFFECTIVE APPROACH TO LI-METAL TECHNOLOGY

SES Hybrid Li-Metal Technology Provides Greater Certainty of Realizing Significant Cost Savings


Li-ion Producers' Cell Cost
–
Energy Density Improvements
+
Unproven Manufacturing Processes
=
Li-Metal Producers' Cell Cost
SES
Beyond Li-ion™
18%
Anticipated Net Cost Reduction by 2028

SES IS POSITIONED TO BECOME A LEADING NEXT-GEN BATTERY PROVIDER

The Next Generation of Battery Leaders Will Require...

Leading Li-Metal Technology

A Path to Manufacturing at Scale

SolidPower

QuantumScape

Sion Power

SES Beyond Li-ion™

CATL

LG Chem

Panasonic

SAMSUNG SDI

SES

OUR ROADMAP FOR SUCCESS


2021
2022
2023
2024
2025
2026
2027
2028
Research & Development
Technology Development: Li-Metal Systems
Joint Development Agreements
HYUNDAI
Commercialization
Execute Cell Supplier or OEM JV
Pilot: 1 GWh (2024)
JV Cell Plant: 10 GWh (2025) Ramping to 30 GWh (2028)
OEM Cell Plant: 30 GWh (2026) Ramping to 70 GWh (2028)

ESG: PART OF OUR DNA

DECARBONIZATION

High energy density batteries are key to electric vehicle adoption. SES is positioned to play a crucial role in reducing CO_2 emissions for a greener future

RESPONSIBLE RECYCLING

SES is developing a comprehensive lithium metal recycling program

SUSTAINABLE SOURCING

As SES scales production, our partnership with Ivanhoe will help unlock greater access to clean nickel and copper

SES

FINANCIALS



OUR CAPACITY PROJECTIONS

Total Capacity by Facility

GWh


Global Battery Leadership
1MM+ EVs Annually (2)
5% Market Share (3)
Pre-Production
Pilot Start of Production
Expansion I Start of Production
Expansion II Start of Production
--
--
1
11
10
1
51
30
20
1
81
50
30
1
101
70
30
1
2022E
2023E
2024E
2025E
2026E
2027E
2028E
Pilot
Expansion I (1)
Expansion II

Notes:
1. Capacity shown on a 100% consolidated basis, SES will own 50% of the facility
2. Assumes 100 kWh pack per EV
3. Based on 2030 passenger EV Battery TAM of 1,938 GWh

SES Beyond Li-Ion™

SES

OUR REVENUE PROJECTIONS

Highly Attractive Growth Profile Leading to Significant Scale by 2028


Revenue
US$Bn, unless otherwise noted
YoY Revenue Growth (%):
520%
545%
78%
24%
--
--
$0.1
$0.5
$3.2
2.3
0.8
0.1
$5.7
4.2
1.4
0.1
$7.0
5.6
1.3
0.1
2022E
2023E
2024E
2025E
2026E
2027E
2028E
Pilot
Expansion I
Expansion II

SES

OUR PROFITABILITY

Best-in-Class Gross and EBITDA Margins Reflecting Technology and Cost Advantages


Gross Profit
US$Bn, unless otherwise noted
Gross Margin (%):
12%
21%
32%
32%
--
--
($0.0)
$0.1
$0.7
$1.8
$2.2
2022E
2023E
2024E
2025E
2026E
2027E
2028E


EBITDA
US$Bn, unless otherwise noted
EBITDA Margin (%):
16%
28%
28%
($0.1)
($0.1)
($0.1)
($0.1)
$0.5
$1.6
$2.0
2022E
2023E
2024E
2025E
2026E
2027E
2028E

OUR FREE CASH FLOW

Free Cash Flow (After Project Financing)

US$Bn, unless otherwise noted


($0.1)
($0.1)
($0.2)
($0.7)
($0.2)
$0.7
$0.9
2022E
2023E
2024E
2025E
2026E
2027E
2028E

	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Pilot + Expansion I FCF (After Project Financing):	($0.1)	($0.1)	($0.2)	($0.2)	($0.0)	$0.3	$0.3

SES

OUR FACTORY ECONOMICS

Expansion 1, 30 GWh

- Total expected capex required: $1.8Bn
  - 50% funded by SES, and 50% funded by JV partner
  - 70% funded with project-level debt financing, 30% funded with equity
  - SES to fund 100% of capex related to key cell material sales to JV



Pre-Production
Start of Production
Ramp-Up and Run-Rate Production
US$Bn
(0.1)
($0.2)
(0.2)
($0.4)
$0.8
0.4
0.4
(0.2)
(0.3)
($0.6)
$1.6
0.8
0.8
(0.2)
(0.3)
($0.6)
$2.6
1.3
1.4
$2.5
1.2
1.3
2023E
2024E
2025E
2026E
2027E
2028E
SES Revenue
JV Partner Revenue
SES Capex (Debt)
SES Capex (Equity)
Capex (JV Partner)

BENCHMARKING OURSELVES TO OUR NEW ENERGY PEERS

Revenue Growth (%)


Energy Transition Peers
'26 - '27E
78%
'27 - '28E
24%
2027E: $5.7Bn
2028E: $7.0Bn
'26 - '27E
691%
'27 - '28E
60%
2027E: $1.0Bn
2028E: $1.7Bn
'26 - '27E
1,067%
'27 - '28E
101%
2027E: $3.2Bn
2028E: $6.4Bn
'24 - '25E
14%
'24 - '25E
57%
'24 - '25E
45%
'24 - '25E
26%
SES
Solid Power
QuantumScape
TESLA
PLUG POWER
chargepoint
stem

EBITDA Margin (%)


Energy Transition Peers
2027E
28%
2028E
28%
2027E
29%
2028E
29%
2027E
25%
2028E
25%
2025E
25%
2025E
20%
2025E
12%
2025E
31%
SES
Solid Power
QuantumScape
TESLA
PLUG POWER
chargepoint
stem

Source: Management Estimates, Solid Power Investor Presentation (dated June 15, 2021), QuantumScape Analyst Presentation (dated October 15, 2020), ChargePoint Investor Presentation (dated September 23, 2020), Stem Investor Presentation (dated December 1, 2020), Capital IQ (as of October 31, 2021)

ATTRACTIVE VALUATION RELATIVE TO PEERS


EV / Revenue (x)
Energy Transition Peers
2027E
0.5x
2028E
0.4x
SES
2027E
1.2x
2028E
0.7x
Solid Power (1)
2027E
3.3x
1.0x
2028E
1.7x
0.5x
QuantumScape
2025E
9.7x
TESLA
2025E
6.3x
PLUG POWER
2025E
5.2x
chargepoint
2025E
2.8x
stem
At Time of Deal

Source: Management Estimates. Solid Power Investor Presentation (dated June 15, 2021). QuantumScape Analyst Presentation (dated October 15, 2020). ChargePoint Investor Presentation (dated September 23, 2020). Stem Investor Presentation (dated December 1, 2020). Capital IQ (as of October 31, 2021)

Notes

1. Based on anticipated pro forma capital structure as shown in SPAC merger investor presentation and a $10.00 share price

SES

SIGNIFICANT UPSIDE POTENTIAL


Transaction Enterprise Value
US$Bn
2.7
Post-Money Implied Enterprise Value
Discounted Enterprise Value
42.2
Future Enterprise Value
28.1
Discounted 2.5 Years to 12/31/2021 at 20%
26.7
Discounted Enterprise Value
17.8
4.0 - 6.0x 2028E Revenue of $7.0Bn
Public Li-Metal Battery Peer Valuation
11.9
4.9
0.7x - 1.7x 2028E Revenue of $7.0Bn

Assumes $10 per share, 338.9MM shares outstanding and $680MM net cash

Peer EV / 2025E Revenue multiple range (excluding Solid Power and QuantumScape)

Based on QuantumScape and Solid Power EV / 2028E Revenue multiples as of October 31, 2021

Source: Management Estimates, Solid Power Investor Presentation (dated June 15, 2021), QuantumScape Analyst Presentation (dated October 15, 2020), ChargePoint Investor Presentation (dated September 23, 2020), Stem Investor Presentation (dated December 1, 2020), Capital IQ (as of October 31, 2021)

TRANSACTION SUMMARY

Sources and Uses

US$MM, unless otherwise noted

Sources [1][2]	
Newly Issued SES Equity	$2,810
SPAC Cash in Trust [3]	276
PIPE Cash [4][5]	275
Total Sources	**3,361**

Uses [1][2]	
Rollover SES Equity	$2,810
Cash to Balance Sheet	489
Transaction Expenses [6]	62
Total Uses	**3,361**

Pro Forma

US$MM, unless otherwise noted

Pro Forma Valuation	
Share Price ($ / sh.)	$10.00
Pro Forma Shares Outstanding (MM) [1][2]	338.9
Implied Equity Value	**3,389**
(+) Debt	-
(-) Pro Forma Cash [7]	(680)
Enterprise Value	**2,709**

Pro Forma Ownership [8]


SES Shareholders 83.1%
Ivanhoe Shareholders 7.5%
PIPE Investors 7.5%
Ivanhoe Sponsor 1.9%

Notes:
1. Assumes no redemptions from the public shareholders of Ivanhoe and excludes earn-out of 30.0MM shares
2. Values shown assuming $10.00 per Ivanhoe share; does not include impact of out-of-the-money warrants
3. As of March 31, 2021
4. PIPE shares issued at $10.00 per share
5. Inclusive of $50MM commitment from Hyundai
6. Represents an estimate of SES and Ivanhoe's aggregate investment banking fees, legal fees, SEC and stock exchange fees, printing expenses, consulting fees, and other miscellaneous fees
7. Inclusive of SES cash balance as of April 2021 plus proceeds from the Series D and D+ transactions
8. Pro forma ownership excluding the earn-out (assuming no redemptions): 81.7% SES Shareholders, 8.1% Ivanhoe Shareholders, 8.1% PIPE Investors, and 2.0% Ivanhoe Sponsor

SES Beyond Li-Ion™

BASED ON EXTENSIVE DILIGENCE, IVANHOE BELIEVES SES IS THE BEST POSITIONED IN THE NEXT-GEN BATTERY ARENA AND MATCHES IVANHOE INVESTMENT CRITERIA

Investment Criteria	SES Beyond Li-ion™
Enables the paradigm shift towards the electrification of industry and society	✓
Positioned to capitalize on unique technology	✓
Has a leading position in an industry that exhibits strong fundamentals	✓
Positioned for substantial growth post-transaction	✓
Offers an attractive value proposition	✓
Will offer an attractive risk-adjusted return on investment	✓
Prepared to be a successful public company	✓

SES

BATTERY PERFORMANCE DATA

SES VS. LI-METAL PEERS

By Mark Newman and Professor Billy Wu as Consultants to Ivanhoe [1]

		SES Beyond Li-ion™	QuantumScape	Solid Power
Room Temperature Energy Density	*Cell type*	*4Ah (25+ layer) at 25°C (Wh/kg)*	*1 layer and 4 layer*	*2Ah (10 layer) and 2 layer at 29°C (Wh/kg)*
	Low power C/20	>375*	n/a	330
	Low power C/10	375	n/a	-264
	Medium power 1C	339	n/a	-33
	High power 5C	321	n/a	n/a
0 °C Low Temperature Energy Density	Low power C/10	324	n/a	n/a
	Medium power 1C	298	n/a	n/a
	High power 5C	282	n/a	n/a
Lifetime	1-2 layer	n/a	1,000 cycles (>80% retention)	>250 cycles (>80% retention)
	3-4 layer	**800 cycles (80% retention)[2]***	>450 cycles (>90% retention)	n/a
	10 layer	n/a	n/a	>32 cycles (>80% retention)
	25+ layer	550 cycles (90% retention)**	n/a	n/a
Fast Charging	1 layer	n/a	80% in <15min	n/a
	10 layer	n/a	n/a	n/a
	25+ layer	80% in <15min	n/a	n/a
Safety	Thermal	Electrolyte is stable with Li above Li melting point	Electrolyte is stable with Li above Li melting point	n/a
	Nail	PASS TEST	n/a	n/a
	Overcharge	PASS TEST	n/a	n/a
	External Short Circuit	PASS TEST	n/a	n/a
Manufacturability		✓ *(highly similar process to Li-ion)*	? *(unproven and complex for proprietary separator)*	? *(significant process changes vs. Li-ion)*
Commercialization Timeline		Li-Metal: 2025***	Li-Metal: 2026***	Silicon: 2026 Li-Metal: After 2026?
Source		**3rd party test data (Eclipse and Exponent)** and SES internal data	Investor presentations; SEC filings	Company update Dec 2020 and company press releases

* Estimated; ** internal test data; *** Represents at-scale post-pilot production (QS-1 Expansion for QuantumScape and Expansion 1 for SES)

Notes:
1. For additional information on Mark Newman and Billy Wu please see page 7
2. Based on recently updated data

SES Beyond Li-ion™

UNPARALLELED ENERGY DENSITY ACROSS ALL TEMPERATURE AND POWER RATINGS IN A LI-METAL BATTERY

Expected to enable long vehicle range and high acceleration in all climates

~90% energy retention at 25°C for C-rates up to 7C

Note: all data from 3rd party testing



Energy retention [%]
100
80
60
40
20
Energy density [Wh/kg]
375
325
275
225
175
125
75
0
1
2
3
4
5
6
7
C-rate
-30°C
-20°C
-10°C
0°C
25°C
40°C

Cell capacity	4.2 Ah (0.1C = 0.42 A)
Cell weight	43.6 g
Cell dimensions	71.5 x 48.5 x 6.58 mm
Charge conditions	0.33C (1.4 A) to 4.3 V, constant voltage hold (4.3 V) till current <0.05C (0.21 A)

Source: 3rd party testing data. See ses.ai/investors for detailed test reports

BEST-IN-CLASS LOW TEMPERATURE LI-METAL BATTERY PERFORMANCE

Excellent performance in cold weather climates

Low resistance even at sub-zero temperatures

Retains almost 80% capacity (0.1C@25°C) even at -30°C

Note: all data from 3rd party testing


4.3
4.1
3.9
3.7
3.5
3.3
3.1
2.9
2.7
2.5
Voltage [V]
0
20
40
60
80
100
Capacity relative to 0.1C @ 25°C discharge [%]
-30°C
-20°C
-10°C
0°C
25°C
40°C

Cell capacity	4.2 Ah (0.1C = 0.42 A)
Cell weight	43.6 g
Cell dimensions	71.5 x 48.5 x 6.58 mm
Energy density @ 0.1C/25°C	372 Wh/kg
Charge conditions	0.33C (1.4 A) to 4.3 V, constant voltage hold (4.3 V) till current <0.05C (0.21 A)
Discharge conditions	0.1C (0.42 A)

Source: 3rd party testing data. See ses.ai/investors for detailed test reports

HIGH ENERGY DENSITY AT ALL POWER REQUIREMENTS

Expected to enable long vehicle range and high acceleration

43% higher energy density than leading lithium-ion batteries (260 Wh/kg)

Retains ~90% capacity at up to 7C discharge rates

Note: all data from 3rd party testing


4.3
4.1
3.9
3.7
3.5
3.3
3.1
2.9
2.7
2.5
Voltage [V]
0
20
40
60
80
100
Capacity relative to 0.1C discharge [%]
— 0.1C — 0.33C — 1C — 2C — 3C — 5C — 7C
Lowest Power Discharge
Highest Power Discharge

Cell capacity	4.2 Ah (1C = 4.2 A)
Cell weight	43.6 g
Cell dimensions	71.5 x 48.5 x 6.58 mm
Energy density @ 0.1C/25°C	372 Wh/kg
Charge conditions	0.33C (1.4 A) to 4.3 V, constant voltage hold (4.3 V) till current <0.05C (0.21 A)
Discharge conditions	Varied between 0.1C (0.42 A)-7C (29.4 A)
Temperature	25 °C

Source: 3rd party testing data. See ses.ai/investors for detailed test reports

UNPARALLELED FAST CHARGING LI-METAL BATTERY

Able to charge from 10 to 90% in 12 minutes

Cell remains < 4.3 V (safe limit) during fast charging

Note: all data from 3rd party testing


Cell capacity
4.2 Ah
Cell weight
43.6 g
Cell dimensions
71.5 x 48.5 x 6.58 mm
Charge conditions
4C (16.8 A)
Temperature
25 °C
Energy density @ 0.1C/25°C
372 Wh/kg
State-of-charge [%]
0
20
40
60
80
100
Cell voltage [V]
3.7
3.8
3.9
4.0
4.1
4.2
4.3
4.4
0
2
4
6
8
10
12
Time [Minutes]
State-of-charge (LHS)
Voltage (RHS)

Source: 3rd party testing data. See ses.ai/investors for detailed test reports

SES Beyond Li-ion™

LONG LIFETIME (3/4 LAYER ~250 mAH CELL)

>800 cycles to 80% capacity retention (1)

>300,000 implied lifetime miles (2)


120
100
80
60
40
20
0
Capacity retention [%]
250
200
150
100
50
0
Capacity [mAh]
0
200
400
600
800
1000
Cycles
Cell capacity
~250 mAh
Charge conditions
4.3 V / 0.2C (50 mA)
Discharge conditions
3 V / 1C (250 mA)
Temperature
25 °C

Source: SES internal test data
Notes:
1. Based on recently updated data
2. 540 miles (illustrative BEV range using Li-Metal battery) x 800 cycles = 432,000 miles

SES Beyond Li-ion™

LONG LIFETIME (25+ LAYERS 4.2 Ah CELL)

>90% capacity retention after 550 cycles with 4.2 Ah cell

~295,000 implied lifetime miles [1]



Capacity retention [%]
120
100
80
60
40
20
0
Capacity [Ah]
4.0
3.0
2.0
1.0
0.0
0
100
200
300
400
500
600
Cycles

Cell capacity	4.2 Ah
Cell weight	43.6 g
Energy density @ 0.1C/25°C	372 Wh/kg
Cell dimensions	71.5 x 48.5 x 6.58 mm
Charge conditions	4.3 V / 0.2C (0.84 A)
Discharge conditions	3 V / 1C (4.2 A)
Temperature	25 °C

Source: SES internal test data
Notes:
1. 540 miles (illustrative BEV range using Li-Metal battery) x 550 cycles = 297,000 miles

SES Beyond Li-ion™

SES

EXCELLENT SAFETY PERFORMANCE

SES hybrid Li-Metal batteries passed a range of safety tests [1]

Nail Penetration: ✓ PASSED



Pos. Tab
Neg. Tab
Clamp Center
Ambient

No thermal runaway even with complete nail penetration

Overcharge: ✓ PASSED




No thermal runaway even when charged to ~2x safe charge limit

External Short Circuit: ✓ PASSED



Pos. Tab
Neg. Tab
Clamp Center
Ambient

No thermal runaway even when cell is short circuited

Thermal Stability: ✓ PASSED




SES proprietary electrolyte is stable against molten lithium

Note: all data from 3rd party testing

Source: 3rd party testing data

Notes:

1. Testing conditions impact test results. Refer to detailed testing conditions in the Test Report Summary

SES Beyond Li-ion™

APOLLO: 107 Ah, HIGH ENERGY DENSITY AUTOMATIVE-SCALE CELL TESTING DATA



Key Stats:

107 Ah

0.982 kg

417 Wh/kg

935 Wh/L


Voltage (V)
4.5
4.3
4.1
3.9
3.7
3.5
3.3
3.1
2.9
2.7
2.5
0
20
40
60
80
100
120
Capacity (Ah)
C/10 discharge
C/3 discharge
1C discharge

SES

APPENDIX

BEST-IN-CLASS LOW TEMPERATURE LI-METAL BATTERY PERFORMANCE

Excellent performance in cold weather climates

~75% energy retention at -30°C relative to 0.33C discharge and 25°C

Note: all data from 3rd party testing



120
100
80
60
40
20
0
Energy retention [%]
400
350
300
250
200
150
100
50
0
Energy density [Wh/kg]
-40
-20
0
20
40
Temperature [°C]

Cell capacity	4.2 Ah (1C = 4.2 A)
Cell weight	43.6 g
Cell dimensions	71.5 x 48.5 x 6.58 mm
Charge conditions	0.33C (1.4 A) to 4.3 V, constant voltage hold (4.3 V) till current <0.05C (0.21 A)
Discharge conditions	0.33C (1.4 A)

Source: 3rd party testing data. See ses.ai/investors for detailed test reports



SES
Beyond Li-ion™


